FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on January 11, 2007 announcing  that the Company’s  bulk carrier M/V “Aristides NP” enters into a one year Time Charter Agreement at $ 29,000 per day

EXHIBIT 1

Euroseas Ltd. bulk carrier M/V “Aristides NP” enters into a one year Time Charter Agreement at $ 29,000 per day

Maroussi, Athens, Greece – January 11, 2007 – Euroseas Ltd., (OTCBB: EUSEF.OB) an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today, that a subsidiary of the Company has entered into an one-year period time charter agreement with Sinochart (Beijing) for the M/V “Aristides NP,” a 69,268 dwt, 1993 built Panamax bulk carrier, at a gross daily rate of $29,000. The charter commenced on January 10, 2007.

This employment is expected to generate approximately $10 million of gross revenues during the period of the charter. Following this charter and adjusting for the delivery of M/V Ariel to its buyer in the middle of February, 75% of Euroseas total fleet days for 2007 are secured under period charters, or already concluded spot charters, and are otherwise protected from market fluctuations.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We continue to take advantage of the strength of the drybulk market and we are pleased to announce that we have chartererd M/V “Aristides NP” at a favorable rate which enables us to further enhance the predictability and strength of our revenues and cash flows, which supports attractive dividends for our shareholders. On the basis of this 75% contract coverage for 2007, we are confident that we will be able to deliver a quarterly dividend of at least $0.22 per share throughout 2007 as per the recent decision of our Board of Directors.”

Fleet Profile:

The profile and deployment of Euroseas fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-08	$29,000
ARIEL (1)	Handysize	33,712		1977	Spot
NIKOLAOS P.	Handysize	34,750		1984	Spot
Total Dry Bulk Vessels	4	207,464

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,950 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
YM QINGDAO I	Feeder	18,253	1,269	1990	TC ‘til Mar-07	$11,900
KUO HSIUNG	Feeder	18,154	1,269	1993	TC ‘til Nov-07	$12,000
Total Container Carriers	4	89,696	6,235
Fleet Grand Total	9	319,728	7,185

(1) M/V Ariel has been sold with expected delivery to the buyers on or about February 15, 2007.

About Euroseas Ltd.

Euroseas Ltd. was formed in May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the OTCBB under the ticker

(EUSEF.OB); until October 5, 2006 it traded under the previous ticker symbol, (ESEAF.OB)

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Following the sale of the M/V “Ariel” (expected to be delivered to its buyers on or about February 15, 2007) the company will have a fleet of 8, vessels, including 2 Panamax drybulk carriers, 1 Handysize drybulk carriers, 1 Intermediate container ship, 1 Handysize container ship, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 3 drybulk carriers will have a total cargo capacity of 173,752 dwt, its 4 container ships have a cargo capacity of 6,235 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  January 11 2007

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President